UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-34476

Banco Santander (Brasil) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A
Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER (BRASIL) S.A
Publicly-Held Company with Authorized Capital
CNPJ/MF: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Filing of Form 20-F

Banco Santander (Brasil) S.A. (“Santander Brasil”) announces that its Annual Report on Form 20-F (the “20-F”), reporting its financial and operational data for 2024, was filed with the U.S. Securities and Exchange Commission, or the SEC, and with the Brazilian Securities and Exchange Commission, the Comissão de Valores Mobiliários, or CVM, on February 28, 2025. The document has been posted on Santander Brasil’s website, https://www.santander.com.br/ri.

The 20-F contains detailed information about Santander Brasil, including certifications under the U.S. Sarbanes-Oxley Act, which attest to the effectiveness of Santander Brasil’s internal controls and procedures. Santander Brasil’s independent auditors, PricewaterhouseCoopers Auditores Independentes Ltda., issued an audit opinion on the financial statements and the effectiveness of internal controls over financial reporting as of December 31, 2024.

Santander Brasil’s shareholders may receive a hard copy of this document, which contains the Company’s complete audited financial statements, free of charge, upon request. Requests should be directed to:

Investor Relations Department

Av. Presidente Juscelino Kubitschek, 2235 - 26º Floor

04543-011 - São Paulo / SP – Brasil

Phone: +55 (11) 3553 3300

E-mail: ri@santander.com.br

São Paulo, February 28, 2025.

Gustavo Alejo Viviani
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2025

Banco Santander (Brasil) S.A.
By:	/s/ Reginaldo Antonio Ribeiro
	Name:	Reginaldo Antonio Ribeiro
	Title:	Officer without specific designation

By:	/s/ Gustavo Alejo Viviani
	Name:	Gustavo Alejo Viviani
	Title:	Vice - President Executive Officer